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                            July 12, 2021

       Jane Novak
       Chief Financial Officer
       CF Finance Acquisition Corp. III
       110 East 59th Street
       New York, NY 10022

                                                        Re: CF Finance
Acquisition Corp. III
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed July 8, 2021
                                                            File No. 333-256058

       Dear Ms. Novak:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4/A filed July 8, 20221

       AEye, Inc. and Subsidiaries Notes to Unaudited Condensed Consolidated Financial Statements
       18. Related Parties, page F-94

   1. We note that you have included new related party footnote disclosure in your unaudited
                                                        March 31, 2021
financial statements; however, the disclosure appears to relate to the annual financial
information. If the footnote disclosure should more appropriately be included in the annual
financial statements, please include it there and tell us what consideration your
auditor gave to this revision.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jane Novak
CF Finance Acquisition Corp. III
July 12, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Mindy Hooker at 202-551-3732 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at 202-551-3641 or Perry Hindin at 202-551-3444 with any other questions.



                                                           Sincerely,
FirstName LastNameJane Novak
                                                           Division of
Corporation Finance
Comapany NameCF Finance Acquisition Corp. III
                                                           Office of
Manufacturing
July 12, 2021 Page 2
cc:       Douglas Ellenoff
FirstName LastName